MANAGEMENT PROXY CIRCULAR

                      SOLICITATION OF PROXIES BY MANAGEMENT

This Management Proxy Circular is furnished in connection with the solicitation by the Management of Haemacure Corporation (the "Corporation") of proxies to be used at the Annual Meeting of Shareholders (the "Meeting") of the Corporation to be held at the time and place and for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be made primarily by mail. However, officers and employees of the Corporation may also solicit proxies by telephone, telecopier or in person. The total cost of solicitation of proxies will be borne by the Corporation.

                      APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and officers of the Corporation. A Shareholder has the right to appoint as his or her proxy a person, who need not be a shareholder, other than those whose names are printed on the accompanying form of proxy. A Shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so either by inserting such other person's name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy.

A Shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited at the registered office of the Corporation not later than 5:00 p.m. on the last business day preceding the day of the Meeting, or with the Chairman of the Meeting prior to the Meeting.

                        EXERCISE OF DISCRETION BY PROXIES

Shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy, in the absence of any direction to the contrary, will be voted: i) for the election of directors and ii) for the appointment of auditors. Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting, such shares will be voted by the persons so designated in their discretion. At the time of printing this Management Proxy Circular, Management of the Corporation knows of no such amendments, variations or other matters.

                                  VOTING SHARES

As at February 28, 2002, there were issued and outstanding 28,400,917 common shares of the Corporation. Each common share entitles the holder thereof to one vote. The Corporation has fixed March 15, 2002 as the record date (the "Record Date") for the purpose of determining shareholders entitled to receive notice of the Meeting. Except as set out below, any registered Shareholder of record as at the close of business on March 15, 2002 will be entitled to vote at the Meeting.

The Corporation shall prepare a list of shareholders entitled to receive notice of this Meeting and showing the number of shares held by each such Shareholder, which list shall be as at a date not later than ten days after the Record Date. Any person named in the list referred to above is entitled to vote the shares shown opposite his name at the Meeting, except to the extent that: (a) the person has transferred the ownership of any of his shares after the Record Date; and (b) the transferee of those shares (i) produces properly endorsed share certificates, or (ii) otherwise establishes that he owns the shares, and demands, not later than ten days before the Meeting, that his name be included in the list before the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

                                PRINCIPAL HOLDERS

As at February 28, 2002, to the best knowledge of the Corporation, the following persons owned, directly or indirectly, as holders of record or beneficial owners, or exercised control or direction over, more than 10% of the common shares of the Corporation:

                                                        Number of
Name and place of residence                            shares held    Percentage
---------------------------                            -----------    ----------
ZLB Bio Plasma AG (1)...............................    4,604,332       16.21%
Bern, Switzerland
AGF Funds Inc. and Global Strategy
 Financial Inc., collectively (2) ..................    3,136,400       11.04%
Toronto, Ontario
--------------------
(1) ZLB Bio Plasma AG is a subsidiary of CSL Limited of Australia, a healthcare products company.
(2)  AGF Funds Inc. and Global Strategy Financial Inc. are mutual fund managers.

                              ELECTION OF DIRECTORS

The Board currently consists of seven directors. The persons named in the enclosed form of proxy intend to vote for the election of the seven nominees whose names are set forth below. Each director will hold office until the next annual meeting or until the election of his successor, unless he resigns or his office becomes vacant by removal, death or other cause.

The following table sets out the name of each of the persons proposed to be nominated for election as director, all other positions and offices with the Corporation now held by such person, his principal occupation, the year in which such person became a director of the Corporation, and the number of voting shares of the Corporation that such person has advised are beneficially owned or over which control or direction is exercised by such person as at the date indicated below.

                                                                                                                    Number of
                                                                                                                  common shares
                                                                                                                   beneficially
                                                                                                                 which control is
                                                                                                   First year    exercised as at
Name and Position with the Corporation                 Principal Occupation                        as director    March 15, 2002
--------------------------------------                 --------------------                        -----------   ----------------
Marc Paquin(1)......................................   President and Chief Executive Officer of       1991            982,415
President, Chief Executive Officer and Director        the Corporation

Pierre Alary(2)(3)..................................   Vice-President Finance                         2001              2000
Director                                               Bombardier Transport

Paul Baehr(2)(3)....................................   Chairman and Chief Executive Officer           1998               --
Director                                               Ibex Technologies Inc.

Francis Bellido(1)(4)...............................   President and Chief Operating Officer          1999               --
Director                                               SGF Sante Inc.

Wayne G. Johnson....................................   Executive Vice-President and Chief             1994             65,770
Executive Vice-President, Chief Operating              Operating Officer of the Corporation
 Officer and Director

Louis-M. Riopel(1)( 2)(4)...........................   President                                      1994             5,000
Chairman of the Board of Directors and Director        Rio-Dev Inc.

Neil Wiener.........................................   Partner                                        1996             1,000
Director                                               Heenan Blaikie
--------------------
(1)  Member of the Executive Committee.
(2)  Member of the Audit Committee.
(3)  Member of the Compensation Committee.
(4)  Member of the Corporate Governance Committee.
(5)  Member of the Corporate Finance and Development Committee.

Mr. Alary has held the principal occupation set out opposite his name for the past four years, and was previously a partner with Ernst & Young LLP, Chartered Accountants for ten years. Mr. Wiener has held the principal occupation set out opposite his name for the past six years, and previously served as a director of the Corporation from June 1996 to May 1998.

The information as to shares beneficially owned or over which the above-named individuals exercise control or direction is not within the knowledge of the Corporation and has been furnished by the respective nominees individually.

                  DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation has purchased insurance for the benefit of the Corporation's directors and officers against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the Canada Business Corporations Act. The premium, which amounted to $51,920 for the fiscal year ended October 31, 2001, is paid by the Corporation. The policy provides coverage in respect of a maximum total liability of $20,000,000.

                             APPOINTMENT OF AUDITORS

Except where authorization to vote with respect to the appointment of the auditors is withheld, the persons named in the accompanying form of proxy intend to vote for the appointment of Ernst & Young LLP, Chartered Accountants, as the auditors of the Corporation until the next annual meeting of shareholders. Ernst & Young, Chartered Accountants, have served as the auditors of the Corporation since 1991.

                     REMUNERATION OF DIRECTORS AND OFFICERS

Executive Compensation

The following table sets out all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the fiscal years ended October 31, 2001, 2000 and 1999, of the Chief Executive Officer and the four other most highly compensated executive officers (collectively, the "Named Executive Officers").

Summary Compensation Table
(in Canadian dollars)

-----------------------------------------------------------------------------------------------------------------------------
                                                Annual Compensation                   Long Term Compensation
-----------------------------------------------------------------------------------------------------------------------------
                                                                                       Awards         Payouts
-----------------------------------------------------------------------------------------------------------------------------
Name and Principal Position                                                     Number of   Restricted
                                              Salary    Bonus    Other Annual    Options      Stock       LTIP
                                       Year     $         $      Compensation    Granted      Awards     Payouts   All Other
-----------------------------------------------------------------------------------------------------------------------------
Marc Paquin                            2001   360,937   98,233          --            --        --         --         --
President and                          2000   332,325   62,809          --            --        --         --         --
Chief Executive Officer                1999   336,930   30,324          --       100,000        --         --         --
-----------------------------------------------------------------------------------------------------------------------------
Wayne G. Johnson(1)                    2001   231,000   83,160      77,000(2)    412,000        --         --         --
Executive Vice-President and           2000       --       --           --            --        --         --         --
Chief Operating Officer                1999       --       --           --            --        --         --         --
-----------------------------------------------------------------------------------------------------------------------------
Elaine Whitmore                        2001   247,327   37,037      30,414(3)     13,200        --         --         --
Vice-President, Regulatory, Clinical   2000   216,188   28,537          --         8,400        --         --         --
and Scientific Affairs                 1999   214,886   18,050          --        12,400        --         --         --
-----------------------------------------------------------------------------------------------------------------------------
James L. Roberts                       2001   240,240   31,231          --        11,000        --         --         --
Vice-President Finance and             2000   221,550   24,370          --        50,000        --         --         --
Administration and Chief Financial     1999      --       --            --            --        --         --         --
Officer
-----------------------------------------------------------------------------------------------------------------------------
David Karp(4)                          2001   217,610     --            --        11,600        --         --         --
Vice-President, Medical Affairs        2000   247,072   28,660          --         8,000        --         --         --
                                       1999   243,534   26,744          --        15,000        --         --         --
-----------------------------------------------------------------------------------------------------------------------------
(1)  Mr. Johnson joined the Corporation in February 2001.
(2)  This amount was paid to Mr. Johnson as a relocation allowance.
(3)  This amount represents insurance premiums paid by the Corporation for the benefit of Mrs. Whitmore.
(4)  Dr. Karp left the Corporation in August 2001.

The salary, bonus and other annual compensation paid to the Named Executive Officers are paid in U.S. funds.


The Corporation entered into an employment agreement with Mr. Paquin in September 1999. The agreement was for a term of two years, renewable annually unless either party gives one year prior notice and, in case of termination by the Corporation, provides for the payment to Mr. Paquin of his salary for the greater of the balance of the term of the agreement or 18 months. The agreement was renewed for a one-year period. Mr. Paquin's annual base salary for fiscal 2002 is in the amount of $382,017. Mr. Paquin is also entitled to an annual bonus in an amount not to exceed 50% of his base salary, if certain stated objectives determined by the Board of Directors are attained. As part of the employment agreement, Mr. Paquin was granted an option to acquire 50,000 common shares of the Corporation. The option will vest on September 2, 2002.

In February 2001, the Corporation entered into an employment agreement with Mr. Johnson for a two-year term, effective February 1, 2001. Mr. Johnson's annual base salary for fiscal 2002 is in the amount of $323,400 and the agreement provides for an annual allocation of $77,000 in lieu of relocation. Mr. Johnson is also entitled to an annual bonus in an amount not to exceed 50% of his base salary, if certain objectives determined by the Board of directors are attained. As part of his employment agreement, Mr. Johnson was granted an option to acquire 400,000 common shares of the Corporation. The option vested in respect of 100,000 shares on June 19, 2001, in respect of 100,000 shares on December 19, 2001 and will vest in respect of 100 000 shares on June 19, 2002 and in respect of 100 000 shares on December 19, 2002.

In June 1997, the Corporation entered into an employment agreement with Mrs. Whitmore for an indefinite term. Mrs. Whitmore's annual base salary for fiscal 2002 is in the amount of $293,447. Mrs. Whitmore is also entitled to an annual bonus in an amount not to exceed 20% of her base salary, if certain stated objectives determined by the Board of Directors are attained. As part of her employment agreement, Mrs. Whitmore was granted an option to acquire 20,000 common shares, which is now fully vested. The option expires on June 30, 2002.

In January 2000, the Corporation entered into an employment agreement with Mr. Roberts for an indefinite term. Mr. Roberts's annual base salary for fiscal 2002 is in the amount of $257,057. Mr. Roberts is also entitled to an annual bonus in an amount not to exceed 20% of his base salary, if certain objectives determined by the Board of Directors are attained. As part of his employment agreement, Mr. Roberts was granted an option to acquire 50,000 common shares, which vested in respect of 25,000 shares on January 6, 2001 and in respect of 15,000 shares on January 6, 2002, and will vest in respect of 10,000 shares on January 6, 2003.

In June 1997, the Corporation entered into an employment agreement with Dr. Karp for an indefinite term. As part of the agreement, Dr. Karp was granted an option to acquire 40,000 common shares, which is now fully vested. Dr. Karp's employment with the Corporation ended on August 31, 2001. Dr. Karp continued as a consultant to the Corporation.

During the fiscal year ended October 31, 2001, the Corporation paid a total of $1,922,836 in remuneration and $98,459 in benefits to six senior executives, one of whom is no longer employed by the Corporation.

In addition to the foregoing, the Corporation paid $183,950 in severance to a former executive officer during the fiscal year ended October 31, 2001.

Option Grants During the Most Recently Completed Fiscal Year

In March 1996, the Board of Directors of the Corporation created the 1996 Stock Option Plan for directors, officers, employees and service providers of the Corporation. Pursuant to the 1996 Stock Option Plan, options may be granted in respect of 2,423,295 common shares. The option price per share is set by the Board of Directors at the time of the granting of each option, but cannot be less than the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the date of the grant. The maximum period during which an option may be exercised is ten years from the date of the grant.

The following table sets out the details of all grants of options to the Named Executive Officers during the fiscal year ended October 31, 2001.

----------------  -------  ---------------  ----------  ----------  -----------------
                             % of Total                   Market
                           Options Granted                Value
                  Options  to Employees in   Exercise    on Date
Name              Granted  Financial Year     Price      of Grant    Expiration Date
----------------  -------  ---------------  ----------  ----------  -----------------
Marc Paquin            --         --             --         --              --
----------------  -------  ---------------  ----------  ----------  -----------------
Wayne G. Johnson   12,000        2.5%         $1.35        $1.35    December 18, 2010
                  400,000       84.1%         $2.15        $2.15    December 18, 2010
----------------  -------  ---------------  ----------  ----------  -----------------
Elaine Whitmore    13,200        2.8%         $1.35        $1.35    December 18, 2010
----------------  -------  ---------------  ----------  ----------  -----------------
James L. Roberts   11,000        2.3%         $1.35        $1.35    December 18, 2010
----------------  -------  ---------------  ----------  ----------  -----------------
David Karp         11,600        2.4%         $1.35        $1.35    December 18, 2010
----------------  -------  ---------------  ----------  ----------  -----------------

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Value

The following table sets out details of all exercises of stock options during the fiscal year ended October 31, 2001 by the Named Executive Officers as well as the value of the options at fiscal year end.

----------------  -----------  --------  --------------------------  ----------------------------
                                                                     Value of Unexercised in the
                    Shares                  Number of Unexercised    Money Options at Fiscal Year
                  Acquired on    Value   Options at Fiscal Year-End        End Exercisable/
Name               Exercise    Realized  Exercisable/Un-exercisable     Un-exercisable ($) (1)
----------------  -----------  --------  --------------------------  ----------------------------
Marc Paquin           --          --            250,000 / --                   -- / --
----------------  -----------  --------  --------------------------  ----------------------------
Wayne G. Johnson      --          --          176,701 / 300,000                -- / --
----------------  -----------  --------  --------------------------  ----------------------------
Elaine Whitmore       --          --             54,000 / --                   -- / --
----------------  -----------  --------  --------------------------  ----------------------------
James L. Roberts      --          --           36,000 / 25,000                 -- / --
----------------  -----------  --------  --------------------------  ----------------------------
David Karp            --          --             74,600 / --                   -- / --
----------------  -----------  --------  --------------------------  ----------------------------

(1) Value of unexercised "in the money" options is calculated using the closing price of the common shares on the Toronto Stock Exchange on October 31, 2001 ($0.75) less the exercise price of the options.

Composition of the Compensation Committee

The Compensation Committee is composed of Pierre Alary and Paul Baehr. None of the members of the committee is an officer and employee of the Corporation.

Report on Executive Compensation

The compensation of the Corporation's senior officers is determined by the Board of Directors upon recommendations made by the Compensation Committee. The Corporation's executive compensation program is designed to pay for performance and be competitive with other firms of comparable size in similar fields.

The Corporation's executive compensation program is comprised of a base salary and variable components in the form of an annual bonus opportunity and stock options. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on the degree of achievement of objectives set by the Board of Directors.

The variable components of the Corporation's executive compensation program are designed to closely link the compensation of the Corporation's senior executives and management employees with the performance of the Corporation as a whole.

The above report is submitted on behalf of the Compensation Committee by the directors whose names appear below:
          Pierre Alary                                  Paul Baehr

Performance Graph

The following graph compares the total return of a $100 investment in the common shares of the Corporation made on June 27, 1996, the date of the Corporation's initial public offering, with the cumulative return of the TSE 300 Index for the period from June 27, 1996 to October 31, 2001.

          6/27/96  12/31/96  6/30/97  12/31/97  6/30/98  12/31/98  6/30/99  12/31/99  6/30/00  10/31/00  10/31/01
          -------  --------  -------  --------  -------  --------  -------  --------  -------  --------  --------
HAE         100       57       37        52        76       69        62       27        31       28        11
TSE 300     100      118       93       134       147      129       140      168       203      192       137


Remuneration of Directors

During the fiscal year ended October 31, 2001, the Corporation paid a total of $39,000 to its directors for their services in such capacity, including services provided in prior fiscal years. With the exception of Marc Paquin and Wayne G. Johnson, directors each received $1,500 per meeting of the Board of Directors, $750 per meeting of committees of the Board of Directors as well as reimbursement for travel expenses. Under the Corporation's 1996 Stock Option Plan, five directors received options in respect of an aggregate of 56,000 common shares at an exercise price of $1.35 per share.

                                  OTHER MATTERS

The Management of the Corporation knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters which are not known to Management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgement.

                         CORPORATE GOVERNANCE PRACTICES

Corporate Governance

In December 1994, the Toronto Stock Exchange Committee on Corporate Governance in Canada issued a report (the "TSE Report") containing a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. To implement these guidelines, the Toronto Stock Exchange adopted a requirement stipulating that each listed company must disclose its approach to corporate governance with reference to the guidelines. The required disclosure is set out below.

The TSE Report placed strong emphasis on the make-up and independence of corporate boards. In particular, it recommended that a board should be composed of a majority of unrelated directors. An "unrelated director", under the TSE Report, is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonable be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. The composition of the Board of Directors of the Corporation is discussed below.

In the case of corporations which have a "significant shareholder", the TSE Report also discussed the requirement for fairly reflecting the investment of minority shareholders. A "significant shareholder" is defined in the TSE Report as a shareholder with the ability to exercise a majority of the votes for the election of directors attached to the outstanding shares of the corporation. In the circumstances where a corporation has a significant shareholder, the TSE Report recommends that, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder in order to fairly reflect the investment in the corporation by shareholders other than the significant shareholder. The Corporation does not have a significant shareholder, in that no shareholder has the ability to exercise a majority of the votes for the election of directors.

Board of Directors

The Board of Directors is responsible for managing the business and affairs of the Corporation. It establishes the overall policies and standards for the Corporation. The directors are kept informed of the Corporation's operations at meetings of the Board of Directors and its committees and through reports and analyses and discussion with Management.

The Board of Directors meets on a regularly scheduled basis and, during the fiscal year ended October 31, 2001, met on nine occasions. In addition, communications between the directors and Management occur apart from regularly scheduled Board of Directors and committee meetings.

Committees of the Board of Directors

The Board of Directors has established five standing committees and has delegated certain responsibilities to each of those committees. The Board of Directors has also instructed each of them to perform certain advisory functions and make recommendations and report to the Board of Directors.

Executive Committee

The Executive Committee meets between meetings of the Board of Directors to monitor the Corporation's strategic plan, to canvass specific business and management issues and to prepare further review of such plan and issues for consideration by the Board of Directors. The Executive Committee is composed of Francis Bellido, Marc Paquin and Louis-M. Riopel. At all times during the year ended October 31, 2001 and as at the date hereof, only Mr. Paquin is an officer and an employee of the Corporation, Mr. Riopel is an officer of the Corporation and Mr. Bellido is not an officer nor an employee of the Corporation or any of its subsidiaries.

Audit Committee

The Audit Committee meets with the Chief Financial Officer of the Corporation and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedure and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, the Audit Committee reviews quarterly financial statements and reviews and recommends to the Board of Directors for approval the annual financial statements. The Audit Committee also reviews with Management and reports to the Board of Directors, on an annual basis, on the financial plans and objectives of the Corporation. The Audit Committee is composed of Pierre Alary, Paul Baehr and Louis-M. Riopel. At all times during the year ended October 31, 2001 and as at the date hereof, none of the members of the Audit Committee was an officer or employee of the Corporation or any of its subsidiaries, except for Mr. Riopel, who is an officer of the Corporation.

Compensation Committee

The Compensation Committee is responsible for considering terms of employment, including matters of compensation, and recommending awards under the Corporation's 1996 Stock Option Plan. The Compensation Committee is composed of Pierre Alary and Paul Baehr. At all times during the year ended October 31, 2001 and as at the date hereof, none of the members of the Compensation Committee is an officer or employee of the Corporation or any of its subsidiaries.


Corporate Governance Committee

The Corporate Governance Committee is responsible for reviewing the Corporation's corporate governance practices and reporting thereon to the Board of Directors, as well as for seeking potential nominees for board membership. The Corporate Governance Committee is composed of Francis Bellido and Louis-M. Riopel. At all times during the year ended October 31,

2001 and as at the date hereof, none of the members of the Corporate Governance Committee is an officer or employee of the Corporation or any of its subsidiaries, except for Mr. Riopel, who is an officer of the Corporation.

Corporate Finance and Development Committee

The Corporate Finance and Development Committee is responsible for reviewing and making recommendations to the Board of Directors regarding all issues of equity and long term debt, changes in the Corporation's capital structure, the capital expenditure program, and acquisitions, divestitures, joint ventures, partnerships or combination of business interests. The Corporate Finance and Development Committee is composed of Paul Baehr, Francis Bellido and Louis-M. Riopel. At all times during the year ended October 31, 2001 and as at the date hereof, none of the members of the Corporate Finance and Development Committee is an officer or employee of the Corporation or any of its subsidiaries, except for Mr. Riopel, who is an officer of the Corporation.

                         CORPORATE GOVERNANCE GUIDELINES

The following are the 14 guidelines established by the Toronto Stock Exchange with respect to corporate governance and the Corporation's practice as regards each of the guidelines.

1. The Board should explicitly assume responsibility for stewardship of the corporation, and specifically for:

     (a)  adoption of a strategic planning process

          Board of Directors meetings from time-to-time focus on substantial strategic planning matters.

          The Board of Directors reviews the objectives of the CEO and provides guidance for the development of corporate strategy.

     (b) identification of principal risks, and implementing risk management systems

          The Board of Directors from time-to-time identifies the Corporation's principal risks. The Board of Directors will implement systems to address these risks as necessary.

     (c)  succession planning and monitoring senior management

          The Board of Directors reviews and discusses organizational structure and succession planning matters as required.

          The Corporation monitors the performance of senior management based on objectives and budgets approved by the Board of Directors.

     (d)  communications policy

          The Corporation considers investor relations to be important. Every Shareholder inquiry receives a prompt response from an appropriate officer of the Corporation. Quarterly financial statements are approved by the Audit Committee prior to distribution to the shareholders. Annual financial statements are approved by the Audit Committee and the Board of Directors prior to distribution to the Shareholders.

     (e)  integrity of internal control and management information systems

          The Board of Directors has, through its oversight and the appointment of the Executive, Audit, Compensation, Corporate Finance and Development, and Corporate Governance Committees, put in place an effective system for monitoring the implementation of corporate strategies. The Audit Committee is responsible for the compliance of financial reporting with accounting principles. The Compensation Committee is responsible for reviewing and advising the Board of Directors on employment and remuneration matters. The Board of Directors as a whole determines its agenda and priorities and membership of the various committees.

2. Majority of directors should be "unrelated" (independent of management and free from conflicting interest)

     The Board of Directors considers that five of the seven directors are unrelated.

3. Disclosure for each director whether he or she is related, and how that conclusion was reached

     The Board of Directors considers that Marc Paquin and Wayne G. Johnson are related to Management. Mr. Paquin is President and Chief Executive Officer and Mr. Johnson Executive Vice-President and Chief Operating Officer of the Corporation.

     One of the directors (Louis-M. Riopel) provides consulting services to the Corporation from time-to-time. In light of the intermittent nature of these consulting services and the limited amount paid by the Corporation for such services, the Board of Directors considers that Louis-M. Riopel is an unrelated director.

4. (a) Appoint a committee responsible for appointment/assessment of directors

          The Board of Directors is responsible for recommending candidates for election, filing vacancies on the Board of Directors and assessing the performance of Directors. In the past, the Board of Directors has on occasion constituted a Nominations Committee for the purpose of attracting new directors.

     (b) Composed exclusively of non-management directors, the majority of whom are unrelated

          n/a

5. Implement a process for assessing the effectiveness of the Board, its committees and individual directors

     The Corporation has no formal policy for assessing the effectiveness of the Board of Directors, its committees and individual directors. The directors from time-to-time comment on the effectiveness of the Board of Directors operations.

6.   Provide orientation and education programs for new directors

     Where necessary, the Corporation will provide new directors with an appropriate orientation package.

7.   Consider reducing size of Board, with a view to improving effectiveness

     The Board of Directors currently consists of seven directors. Shareholders will be asked to consider seven nominees for director at the annual meeting of Shareholders. The Board of Directors is of the view that a Board consisting of seven directors is large enough to present a diversity of views and experience, but also small enough to carry out its duties efficiently.

8.   Review compensation of directors in light of risks and responsibilities

     The Compensation Committee is mandated to review and recommend to the Board of Directors for approval the remuneration of directors. The Committee considers time commitment, comparative fees and responsibilities in determining remuneration.

9. Committees should generally be composed of unrelated and non-management directors

     The Executive, Audit, Compensation, Corporate Governance and Corporate Finance and Development Committees are composed of related, and unrelated and non-management directors. Two of the three members of the Executive Committee are unrelated and non-management directors, one is a related and management director. The three members of the Audit Committee are unrelated and non-management directors. The two members of the Compensation Committee are unrelated and non-management directors. The two members of the Corporate Governance Committee are unrelated and non-management directors. The three members of the Corporate Finance and Development Committee are unrelated and non-management directors.

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10.  Appoint a committee responsible for approach to corporate governance issues

     The Board of Directors has appointed a Corporate Governance Committee to review corporate governance matters and to report thereon to the Board of Directors.

11. (a) Define limits to management's responsibilities by developing mandates for:

          i.   the Board

               There is no specific mandate for the Board of Directors, since the Board of Directors has plenary power. Any responsibility which is not delegated to senior management or a Board committee remains with the full Board of Directors.

          ii.  the CEO

               The CEO's objectives constitute a mandate on a year-to-year basis. These objectives include the general mandate to maximize shareholder value.

     (b)  Board should approve CEO's corporate objectives

          The Board of Directors approves the CEO's objectives for the Corporation on an annual basis.

12. Establish structures and procedures to enable the Board to function independently of management

     It is the policy of the Corporation to have as Chairman of the Board a director who is unrelated and not a member of Management. Louis-M. Riopel, the Chairman of the Board, is unrelated and not a member of Management.

13.  Establish an audit committee with a specifically defined mandate

     The Audit Committee is mandated to: (i) monitor external audit functions and prepare financial statements; and (ii) meet with the outside auditors independently of Management. The three members of the Audit Committee are unrelated and non-management directors.

14. Implement a system to enable individual directors to engage outside advisers, at the Corporation's expense

     If necessary, the Board of Directors may authorize individual directors to engage outside advisers at the Corporation's expense.

                                  AUTHORIZATION

The contents and the mailing of this Management Proxy Circular have been approved by the Board of Directors of the Corporation.



/s/ Gilles Lemieux

Gilles Lemieux
Secretary

Montreal, Quebec
March 15, 2002


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